Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

Maria Elena Vazquez Jaimes, P.Geo.

Geological Database Manager, First Majestic Silver Corp.

925 West Georgia Street, Suite 1805

Vancouver, BC, Canada, V6C 3L2

I, Maria Elena Vazquez Jaimes, P.Geo., am employed as Geological Database Manager with First Majestic Silver Corp. since November 2013.

This certificate applies to the technical report entitled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico” that has an effective date of December 31, 2015 (the “Technical Report”).

I graduated from the National Autonomous University of Mexico with a Bachelor in Geological Engineering degree in 1995, and also obtained a Master of Science degree in Geology from the Ensenada Scientific Research Center and High Education, Ensenada, BC, Mexico, in 2000.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and member of the Canadian Institute of Mining, Metallurgy and Petroleum.

I have practiced my profession continuously since 1995. As a Geologist and Geological Database manager, I have been involved in precious and base metal sulphide mine projects and operations in Canada, Mexico, Peru, Ecuador, and Argentina.

As a result of my education, qualifications and past relevant work experience in geological database management, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the La Encantada Silver Mine on several occasions from 2013 to 2015. My most recent personal inspection of the property took place from August 18 to 21, 2015.

I am responsible for preparation of sections 11 and 12 of the Technical Report.

By reason of my employment with First Majestic Silver Corp., the 100% indirect owner of the La Encantada Silver Mine, I am not considered independent as that term is described in Section 1.5 of NI 43–101.

I have been involved in the La Encantada Silver Mine as geological database manager for the resource estimation work and for the integration of sections 11 and 12 of Technical Report since November 2013.

I have read NI 43–101 and the Technical Report. I confirm that those sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, those sections of the Technical Report for which I am responsible contain all scientific and technical information required to be disclosed in order to ensure the Technical Report is not misleading.

“Signed and sealed”

Maria Elena Vazquez Jaimes

Dated: March 15, 2016